NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
101 Constitution Avenue, NW | Suite 900 Washington, DC 20001 T 202.689.2800 F 202.689.2860 nelsonmullins.com

June 21, 2019

Via EDGAR

Lisa Larkin

Kenneth Ellington

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Monroe Capital Corporation —

Post-Effective Amendment No. 8 to Registration Statement on Form N-2,
File No. 333-216665

Dear Ms. Larkin and Mr. Ellington:

On behalf of Monroe Capital Corporation (the “Company”), this letter is being filed with your office in response to the Staff’s verbal comments conveyed by Mr. Ellington in a conversation with Jonathan Talcott and Peter Strand, company counsel, on April 24, 2019, and by Ms. Larkin in a conversation with Peter Strand, company counsel, on May 10, 2019, with respect to the Company’s Post-Effective Amendment No. 8 (the “Post-Effective Amendment”) to the Registration Statement on Form N-2 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on March 28, 2019.

We have paraphrased the Staff’s comments followed by the Company’s responses below to aid in your review. We will provide courtesy copies of Post-Effective Amendment No. 9 to the Registration Statement, as filed and marked to show changes from the Post-Effective Amendment.

Accounting Comments

1.	The Staff refers to the “Selected Consolidated Financial Data” table and accompanying footnote 5, in which the Company discloses the weighted average annualized effective yield at year end, excluding debt investments on non-accrual status acquired for no cost in a restructuring. Please also disclose a weighted average annualized effective yield at year end based on total investments of the Company, as further discussed in the May 16, 2017 AICPA Investment Companies Expert Panel Minutes, SEC Update Section IV.4.c (the “AICPA Expert Panel Minutes”). This comment applies to any other disclosures in the Post-Effective Amendment where a yield excluding such debt investments is otherwise disclosed.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

Lisa Larkin Kenneth Ellington June 21, 2019 Page 2

Response:

The Company has revised the disclosure as requested on page 56 its Quarterly Report on Form 10-Q, filed with the Commission on May 7, 2019, which is incorporated by reference in Post-Effective Amendment No. 9 to the Registration Statement.

2.	The Staff notes the Company’s disclosure on page 32 that “All of our assets may be invested in illiquid securities, and a substantial portion of our investments in leveraged companies will be subject to legal and other restrictions on resale or will otherwise be less liquid than more broadly traded public securities.” In the Company’s Consolidated Schedule of Investments, please ensure that all disclosure relating to restricted securities that is required by Footnote 8 of Rule 12-12 under Regulation S-X, including acquisition dates, is included in the Company’s future financial statements.

Response:

The Company acknowledges the Staff’s comment and has included the disclosure required by Footnote 8 of Rule 12-12 under Regulation S-X, including acquisition dates, in the Company’s financial statements in its Quarterly Report on Form 10-Q, filed with the Commission on May 7, 2019, which is incorporated by reference in Post-Effective Amendment No. 9 to the Registration Statement.

3.	The Staff refers to the Consolidated Statements of Operations. In future filings, please disclose the net change in unrealized gain (loss) on foreign currency forward contracts separately, as required by Rule 6-07(7)(c) under Regulation S-X.

Response:

The Company acknowledges the Staff’s comment and has disclosed separately the net change in unrealized gain (loss) on foreign currency forward contracts in the Company’s financial statements in its Quarterly Report on Form 10-Q filed with the Commission on May 7, 2019, which is incorporated by reference in Post-Effective Amendment No. 9 to the Registration Statement.

Lisa Larkin Kenneth Ellington June 21, 2019 Page 3

4.	The Staff refers to Note 7 to the Consolidated Financial Statements. In future filings, please disclose the average dollar amount of borrowings, as required by Rule 6-07(3) under Regulation S-X.

Response:

The Company acknowledges the Staff’s comment and while the Company previously disclosed the average dollar amount of borrowings in Note 12 (Financial Highlights), the Company agrees that presentation in Note 7 (Borrowings) is more appropriate. As such, the Company has moved the disclosure to Note 7 on page 49 of the Company’s financial statements in its Quarterly Report on Form 10-Q filed with the Commission on May 7, 2019, which is incorporated by reference in Post-Effective Amendment No. 9 to the Registration Statement.

5.	The Staff refers to Note 9 to the Consolidated Financial Statements. In future filings, please disclose the net unrealized gain (loss) for federal income tax purposes, as required by Rule 6-03(h)(2)(iii) under Regulation S-X.

Response:

The Company acknowledges the Staff’s comment and, going forward, will disclose the net unrealized gain (loss) for federal income tax purposes for all relevant periods in the Company’s financial statements.

6.	The Staff refers to Note 9 to the Consolidated Financial Statements. It appears that the aggregate cost of securities for federal income tax purposes as of December 31, 2017 was omitted. In future filings, please include such amount.

Response:

The Company acknowledges the Staff’s comment and, going forward, will disclose the aggregate cost of securities for federal income tax purposes for all relevant periods in the Company’s financial statements.

Legal Comments

7.	Please add disclosure regarding electronic access to shareholder reports pursuant to Form N-2, Item 1(l).

Response:

We note that Item 1(l) of Form N-2 requires certain disclosure regarding access to annual or semi-annual reports to fund shareholders required by Section 30(e) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 30e-1 thereunder. As the Company is a business development company and not an investment company registered under the 1940 Act, it files periodic reports to its shareholders on Forms 10-Q and 10-K pursuant to the requirements of the Securities and Exchange Act of 1934. Pursuant to Section 59 of the 1940 Act, the Company is not subject to Section 30(e) of the 1940 Act or Rule 30e-1 thereunder. As a result, we believe that the current disclosure complies with the requirements of Form N-2.

Lisa Larkin Kenneth Ellington June 21, 2019 Page 4

8.	The Staff refers to “Attractive Current Yield on Investment Portfolio” on page 4. In your response, please confirm your continuing belief that the disclosure in this section reflects current market conditions and your pipeline of new investments, or revise the disclosure as necessary.

Response:

We believe that the disclosure on pages 4 and 84 of Post-Effective Amendment No. 8 to the Registration Statement reflects current market conditions and the Company’s pipeline of new investments.

9.	The Staff refers to “Incorporation of Certain Information by Reference” on page 13. Please revise your disclosure to follow the language of Item 12(b) of Form S-3.

Response:

The Company has revised the disclosure on page 7 of Post-Effective Amendment No. 9 to the Registration Statement as requested.

10.	On page 55, in Management’s Discussion and Analysis of Financial Condition and Results of Operations, you disclose an increase in senior secured loans as a percentage of your total portfolio. Is the increase a deliberate move on your part or simply a result of extrinsic factors? Does the Adviser have any concerns about market conditions relating to the positioning of your portfolio? If so, where is this addressed in “Management’s Discussion and Analysis of Financial Condition and Results of Operation?” Please explain or revise your disclosure as necessary.

Response:

The shift in the Company’s portfolio is not a deliberate move, but rather the effect of the available set of investments originated by affiliates of the Adviser. In addition, the percentage of senior secured loans slightly decreased as of March 31, 2019, as compared to December 31, 2018. The Adviser does not have any concerns relating to the positioning of the Company’s portfolio, and as such, the Company respectfully believes no additional disclosure is necessary.

Lisa Larkin Kenneth Ellington June 21, 2019 Page 5

11.	On page 72, under the caption “Contractual Obligations and Off-Balance Sheet Arrangements,” we note your $56.0 million in unfunded commitments, excluding investments in SLF. Please provide supplementally your basis for excluding investments in SLF and provide a representation that management reasonably believes assets are adequate to cover unfunded commitments, including an explanation supporting such belief.

Response:

The Company has disclosed the outstanding unfunded commitment to SLF of $18.7 million and $22.8 million as of March 31, 2019 and December 31, 2018, respectively, in the paragraph titled “Commitments and Contingencies” on page 68 of the Company’s Quarterly Report on Form 10-Q, filed with the Commission on May 7, 2019. However, we did not include the capital commitment amount in the “Contractual Obligations and Off-Balance Sheet Arrangements” table as a contractual obligation because any decision to call down on such capital commitment requires the authorization of the Company’s representatives. Pursuant to the limited liability company agreement of SLF, the Company’s representatives may withhold such authorization for any reason in their sole discretion. The Company believes that this arrangement differs significantly from the other instruments (i.e., the senior secured revolving credit facility and delayed draw term loans) described in “Contractual Obligations and Off-Balance Sheet Arrangements” given that the Company would be contractually obligated to fund these other instruments if certain objective criteria set forth therein were satisfied.

The Company represents that it reasonably believes that its assets and liquidity sources as of March 31, 2019 and December 31, 2018 provided adequate coverage to allow the Company to satisfy all of its unfunded commitments, which totaled $57.6 million and $56.0 million as of such dates. The bases for the Company’s belief are primarily that (i) the Company maintained cash and cash equivalents of $4.7 million and $3.7 million as of March 31, 2019 and December 31, 2018, respectively, and (ii) the Company’s credit facility permitted additional borrowings of approximately $108.7 million and $64.0 million as of March 31, 2019 and December 31, 2018, respectively.

* * * * *

Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2806 or E. Peter Strand at (202) 689-2983. Thank you for your attention to this matter.

Very truly yours,

/s/ Jonathan H. Talcott

Jonathan H. Talcott

cc:	Monroe Capital Corporation

Theodore Koenig

Aaron Peck